UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

1. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheet

	Millions of yen
	As of September 30, 2015
Assets
Cash and Due from Banks	¥	*8	35,194,504
Call Loans and Bills Purchased			453,546
Receivables under Resale Agreements			8,618,422
Guarantee Deposits Paid under Securities Borrowing Transactions			3,900,412
Other Debt Purchased			2,907,399
Trading Assets		*8	11,565,875
Money Held in Trust			145,940
Securities		*1*8*15	39,996,490
Loans and Bills Discounted		*3*4*5*6*7*8*9	74,276,839
Foreign Exchange Assets		*7	1,657,373
Derivatives other than for Trading Assets			2,958,859
Other Assets		*8	3,537,663
Tangible Fixed Assets		*10*11	1,078,339
Intangible Fixed Assets			706,610
Net Defined Benefit Asset			773,296
Deferred Tax Assets			37,174
Customers’ Liabilities for Acceptances and Guarantees			4,901,887
Reserves for Possible Losses on Loans			(463,886)

Total Assets	¥		192,246,749

	Millions of yen
	As of September 30, 2015
Liabilities
Deposits	¥	*8	100,595,584
Negotiable Certificates of Deposit			15,455,822
Call Money and Bills Sold		*8	5,738,107
Payables under Repurchase Agreements		*8	19,677,206
Guarantee Deposits Received under Securities Lending Transactions		*8	2,115,663
Commercial Paper			628,445
Trading Liabilities			8,964,612
Borrowed Money		*8 *12	7,406,585
Foreign Exchange Liabilities			560,551
Short-term Bonds			776,296
Bonds and Notes		*13	6,235,233
Due to Trust Accounts			1,954,690
Derivatives other than for Trading Liabilities			2,653,017
Other Liabilities			4,649,335
Reserve for Bonus Payments			43,964
Net Defined Benefit Liability			48,948
Reserve for Director and Corporate Auditor Retirement Benefits			1,567
Reserve for Possible Losses on Sales of Loans			220
Reserve for Contingencies			6,870
Reserve for Reimbursement of Deposits			16,684
Reserve for Reimbursement of Debentures			42,905
Reserves under Special Laws			1,848
Deferred Tax Liabilities			433,970
Deferred Tax Liabilities for Revaluation Reserve for Land		*10	71,897
Acceptances and Guarantees			4,901,887

Total Liabilities	¥		182,981,918

Net Assets
Common Stock and Preferred Stock			2,255,790
Capital Surplus			1,111,410
Retained Earnings			3,004,969
Treasury Stock			(4,031)

Total Shareholders’ Equity			6,368,139

Net Unrealized Gains (Losses) on Other Securities			1,386,622
Deferred Gains or Losses on Hedges			59,105
Revaluation Reserve for Land		*10	145,446
Foreign Currency Translation Adjustments			(43,751)
Remeasurements of Defined Benefit Plans			160,410

Total Accumulated Other Comprehensive Income			1,707,834

Stock Acquisition Rights			2,762
Non-Controlling Interests			1,186,094

Total Net Assets			9,264,830

Total Liabilities and Net Assets	¥		192,246,749

(2)	Consolidated Statement of Income and
Consolidated Statement of Comprehensive Income

[Consolidated Statement of Income]

	Millions of yen
	For the six months ended September 30, 2015
Ordinary Income	¥		1,637,697
Interest Income			720,592
Interest on Loans and Bills Discounted			463,500
Interest and Dividends on Securities			158,508
Fiduciary Income			26,399
Fee and Commission Income			369,856
Trading Income			145,813
Other Operating Income			186,370
Other Ordinary Income		*1	188,664
Ordinary Expenses			1,063,107
Interest Expenses			197,081
Interest on Deposits			77,722
Fee and Commission Expenses			76,897
Trading Expenses			1,686
Other Operating Expenses			41,511
General and Administrative Expenses			673,456
Other Ordinary Expenses		*2	72,475

Ordinary Profits			574,590

Extraordinary Gains		*3	19,573
Extraordinary Losses		*4	2,233

Income before Income Taxes			591,930

Income Taxes:
Current			134,814
Deferred			38,853

Total Income Taxes			173,667

Profit			418,262

Profit Attributable to Non-controlling Interests			34,064

Profit Attributable to Owners of Parent	¥		384,198

[Consolidated Statement of Comprehensive Income]

Millions of yen
For the six months ended September 30, 2015
Profit	¥ 418,262
Other Comprehensive Income	(321,442)
Net Unrealized Gains (Losses) on Other Securities	(349,353)
Deferred Gains or Losses on Hedges	32,591
Revaluation Reserve for Land	10
Foreign Currency Translation Adjustments	(3,313)
Remeasurements of Defined Benefit Plans	(1,109)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(267)

Comprehensive Income	96,820

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	63,060
Comprehensive Income Attributable to Non-controlling Interests	33,759

(3) Consolidated Statement of Cash Flows

Millions of yen
For the six months ended September 30, 2015
Cash Flow from Operating Activities
Income before Income Taxes	¥591,930
Depreciation	79,352
Losses on Impairment of Fixed Assets	390
Amortization of Goodwill	364
Equity in Loss (Gain) from Investments in Affiliates	(16,529)
Increase (Decrease) in Reserves for Possible Losses on Loans	(60,659)
Increase (Decrease) in Reserve for Possible Losses on Investments	(2)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	207
Increase (Decrease) in Reserve for Contingencies	(228)
Increase (Decrease) in Reserve for Bonus Payments	(15,974)
Decrease (Increase) in Net Defined Benefit Asset	(32,114)
Increase (Decrease) in Net Defined Benefit Liability	2,130
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	40
Increase (Decrease) in Reserve for Reimbursement of Deposits	833
Increase (Decrease) in Reserve for Reimbursement of Debentures	(5,972)
Interest Income - accrual basis	(720,592)
Interest Expenses - accrual basis	197,081
Losses (Gains) on Securities	(187,912)
Losses (Gains) on Money Held in Trust	(89)
Foreign Exchange Losses (Gains) - net	(24,695)
Losses (Gains) on Disposition of Fixed Assets	(5,149)
Decrease (Increase) in Trading Assets	(763,919)
Increase (Decrease) in Trading Liabilities	201,078
Decrease (Increase) in Derivatives other than for Trading Assets	576,930
Increase (Decrease) in Derivatives other than for Trading Liabilities	(819,395)
Decrease (Increase) in Loans and Bills Discounted	(1,202,333)
Increase (Decrease) in Deposits	2,924,036
Increase (Decrease) in Negotiable Certificates of Deposit	(207,062)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	335,347
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(39,839)
Decrease (Increase) in Call Loans, etc.	283,540
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	158,928
Increase (Decrease) in Call Money, etc.	715,253
Increase (Decrease) in Commercial Paper	91,277
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(129,975)
Decrease (Increase) in Foreign Exchange Assets	(49,208)
Increase (Decrease) in Foreign Exchange Liabilities	87,258
Increase (Decrease) in Short-term Bonds (Liabilities)	(40,408)
Increase (Decrease) in Bonds and Notes	(84,193)
Increase (Decrease) in Due to Trust Accounts	173,921
Interest and Dividend Income - cash basis	761,229
Interest Expenses - cash basis	(195,709)
Other - net	1,151,799

Subtotal	3,730,964

Cash Refunded (Paid) in Income Taxes	(178,197)

Net Cash Provided by (Used in) Operating Activities	¥3,552,766

	Millions of yen
	For the six months ended September 30, 2015
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(22,984,289)
Proceeds from Sale of Securities			19,029,866
Proceeds from Redemption of Securities			7,047,764
Payments for Increase in Money Held in Trust			(1,820)
Proceeds from Decrease in Money Held in Trust			13,609
Payments for Purchase of Tangible Fixed Assets			(27,991)
Payments for Purchase of Intangible Fixed Assets			(153,480)
Proceeds from Sale of Tangible Fixed Assets			10,515

Net Cash Provided by (Used in) Investing Activities			2,934,175

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money			(124,000)
Proceeds from Issuance of Subordinated Bonds			350,000
Payments for Redemption of Subordinated Bonds			(47,600)
Proceeds from Issuance of Common Stock			4
Proceeds from Investments by Non-controlling Shareholders			282
Repayments to Non-controlling Shareholders			(452,500)
Cash Dividends Paid			(100,658)
Cash Dividends Paid to Non-controlling Shareholders			(30,831)
Payments for Repurchase of Treasury Stock			(8)
Proceeds from Sale of Treasury Stock			2

Net Cash Provided by (Used in) Financing Activities			(405,309)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			5,511

Net Increase (Decrease) in Cash and Cash Equivalents			6,087,143

Cash and Cash Equivalents at the beginning of the period			27,840,775

Cash and Cash Equivalents at the end of the period	¥	*1	33,927,919

(Notes)

(Notes to Consolidated Balance Sheet)

Notes as of September 30, 2015

1. Total balance of securities and investments in affiliates

As of September 30, 2015
Securities	¥294,106 million
Investments	¥607 million

2. There was no balance for unsecured loaned securities which the borrowers have the right to sell or repledge.

MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral and the balances of these securities are as follows.

As of September 30, 2015
The total of securities repledged	¥11,888,363 million
Securities neither repledged nor re-loaned	¥1,069,597 million

3. Loans and Bills Discounted includes Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans as follows.

As of September 30, 2015
Loans to Bankrupt Obligors	¥17,899 million
Non-Accrual Delinquent Loans	¥408,788 million

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4. Balance of Loans Past Due for Three Months or More is as follows.

As of September 30, 2015
Loans Past Due for Three Months or More	¥2,300 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5. Balance of Restructured Loans is as follows.

As of September 30, 2015
Restructured Loans	¥514,709 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6. Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows.

As of September 30, 2015
Total balance	¥943,698 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7. In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Bank Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face value of these bills amounted to ¥1,402,916 million.

8. The following assets were pledged as collateral.

As of September 30, 2015
Trading Assets	¥3,338,674 million
Securities	¥11,058,489 million
Loans and Bills Discounted	¥6,561,977 million
Other Assets	¥1,014 million

Total	¥20,960,156 million

The following liabilities were collateralized by the above assets.

Deposits	¥1,251,505 million
Call Money and Bills Sold	¥1,219,800 million
Payables under Repurchase Agreements	¥8,112,077 million
Guarantee Deposits Received under Securities Lending Transactions	¥1,856,998 million
Borrowed Money	¥5,759,336 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by the following.

As of September 30, 2015
Cash and Due from Banks	¥35,021 million
Trading Assets	¥143,933 million
Securities	¥4,478,081 million
Loans and Bills Discounted	¥195,148 million

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others, and each balance is as follows.

As of September 30, 2015
Margins for Futures Transactions	¥212,273 million
Guarantee Deposits	¥117,930 million
Collateral Pledged for Financial Instruments and Others	¥587,294 million

9. Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balances of these contracts are as follows.

As of September 30, 2015
Unutilized balances	¥85,241,095 million
Of which, contracts of which the original contractual maturity is one year or less or which are unconditionally cancelable at any time	¥65,173,268 million

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take the necessary measures to manage credit risks such as amendments to contracts.

10. In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11. Accumulated Depreciation of Tangible Fixed Assets is as follows.

As of September 30, 2015
Accumulated Depreciation	¥856,209 million

12. Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations as follows.

As of September 30, 2015
Subordinated Borrowed Money	¥332,000 million

13. Bonds and Notes includes subordinated bonds as follows.

As of September 30, 2015
Subordinated Bonds	¥1,710,703 million

14. The principal amount of money trusts with contracts indemnifying the principal amount, which is entrusted to domestic consolidated trust banking subsidiaries is as follows.

As of September 30, 2015
Money trusts	¥673,710 million

15. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,020,045 million.

(Notes to Consolidated Statement of Income)

For the six months ended September 30, 2015

1. Other Ordinary Income includes the following.

For the six months ended September 30, 2015
Gains on Sales of Stocks	¥133,199 million

2. Other Ordinary Expenses includes the following.

For the six months ended September 30, 2015
System Migration-related Expenses	¥17,343 million
Losses on Sales of Stocks	¥15,636 million
Losses on Write-offs of Loans	¥14,220 million
Losses on Reimbursement of Matured Debentures	¥8,720 million

3. Extraordinary Gains is as follows.

For the six months ended September 30, 2015
Indemnity Receipt from the Erroneous Stock Order in the Securities Subsidiary	¥12,822 million
Gains on Disposition of Fixed Assets	¥6,751 million

4. Extraordinary Losses is as follows.

For the six months ended September 30, 2015
Losses on Disposition of Fixed Assets	¥1,602 million
Losses on Impairment of Fixed Assets	¥390 million
Provision for Reserve for Contingent Liabilities from Financial Instruments and Exchange	¥240 million

(Notes to Consolidated Statement of Cash Flows)

For the six months ended September 30, 2015

1. Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

As of September 30, 2015
Cash and Due from Banks	¥35,194,504 million
Due from Banks excluding central banks	¥(1,266,585) million

Cash and Cash Equivalents	¥33,927,919 million

(Securities)

In addition to “Securities” on the consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

For the six months ended September 30, 2015

1. Bonds Held to Maturity (as of September 30, 2015)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	4,060,068	4,093,023	32,954
	Foreign Bonds	381,512	382,753	1,240
	Sub-total	4,441,581	4,475,776	34,194
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	810,632	804,000	(6,631)
	Sub-total	810,632	804,000	(6,631)

Total		5,252,213	5,279,776	27,563

2. Other Securities (as of September 30, 2015)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,500,852	1,590,697	1,910,155
	Bonds	13,645,897	13,592,667	53,229
	Japanese Government Bonds	11,474,833	11,451,230	23,603
	Japanese Local Government Bonds	215,651	211,313	4,338
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,955,412	1,930,124	25,287
	Other	7,118,932	6,887,852	231,080
	Foreign Bonds	6,311,621	6,265,341	46,279
	Other Debt Purchased	161,006	157,456	3,550
	Other	646,305	465,054	181,250
	Sub-total	24,265,682	22,071,217	2,194,465
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	289,977	333,043	(43,065)
	Bonds	4,939,759	4,952,083	(12,323)
	Japanese Government Bonds	4,123,729	4,124,659	(930)
	Japanese Local Government Bonds	9,496	9,505	(8)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	806,433	817,818	(11,385)
	Other	5,297,754	5,417,132	(119,378)
	Foreign Bonds	3,258,891	3,309,848	(50,956)
	Other Debt Purchased	250,125	250,804	(678)
	Other	1,788,736	1,856,480	(67,743)
	Sub-total	10,527,491	10,702,259	(174,768)

Total		34,793,174	32,773,477	2,019,696

(Note) Unrealized Gains (Losses) includes ¥35,836 million, which was recognized in the statement of income by applying the fair-value hedge method.

3. Impairment (“Devaluation”) of Securities

Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the period (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the period was ¥993 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Notes to Money Held in Trust)

For the six months ended September 30, 2015

1.	Money Held in Trust Held to Maturity (as of September 30, 2015)

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

(as of September 30, 2015)	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	2,706	2,706	—	—	—

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

(Business Segment Information)

For the six months ended September 30, 2015

1. Summary of reportable segment

Mizuho Financial Group engages in banking, trust banking, securities and other financial businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the following principal consolidated subsidiaries to measure the present and future cash flows properly:

Mizuho Bank, Ltd.(MHBK) : Banking business

Mizuho Trust & Banking Co., Ltd.(MHTB): Trust business • Banking business

Mizuho Securities Co., Ltd. (MHSC): Securities business

Operating segments of MHBK are aggregated based on the type of customer characteristics and are aggregated into six customer segments and Trading and Others. The six customer segments are Personal Banking, Retail Banking, Corporate Banking (Large Corporations), Corporate Banking, Financial Institutions & Public Sector Business, and International Banking. The targets of these segments are as follows:

•	Personal Banking: individuals (excluding individuals who belong to Retail Banking);

•	Retail Banking: business owners, land owners, lease holders, and SMEs;

•	Corporate Banking (Large Corporations): domestic large corporations and their affiliates;

•	Corporate Banking: relatively larger domestic SMEs (quasi listed companies);

•	Financial Institutions & Public Sector Business: financial institutions and central and local governments; and

•	International Banking: Japanese companies that conduct business overseas and business with non-Japanese companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	107,700	38,200	85,400	48,800	16,300	86,800	47,658	430,858	68,866	499,724	20,147	1,917	1,721	523,511
Net noninterest income	19,500	25,600	69,600	35,800	14,900	93,600	66,421	325,421	17,465	342,886	60,982	172,765	31,710	608,345

Total	127,200	63,800	155,000	84,600	31,200	180,400	114,079	756,279	86,331	842,611	81,129	174,683	33,432	1,131,857

General and administrative expenses (excluding Non-Recurring Losses)	117,200	60,100	45,700	37,400	14,600	63,400	79,431	417,831	34,966	452,798	49,203	141,397	28,868	672,268

Others	—	—	—	—	—	—	—	—	(11,327)	(11,327)	(1,701)	19	146	(12,863)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	10,000	3,700	109,300	47,200	16,600	117,000	34,648	338,448	40,038	378,486	30,224	33,305	4,710	446,725

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others” includes items which should be eliminated as internal transactions between subsidiaries on a consolidated basis.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the interim period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statement of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	1,131,857
Other Ordinary Income	188,664
General and Administrative Expenses	(673,456)
Other Ordinary Expenses	(72,475)

Ordinary Profits recorded in Consolidated Statement of Income	574,590

(2)    The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes recorded in Consolidated Statement of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	446,725
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(1,187)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(14,050)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17,998
Net Gains (Losses) related to Stocks	114,850
Net Extraordinary Gains (Losses)	17,340
Other	10,252

Income before income taxes recorded in Consolidated Statement of Income	591,930

[Related Information]

For the six months ended September 30, 2015

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,223,897	164,249	77,539	172,011	1,637,697

(Notes)

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets on the consolidated balance sheet of MHFG.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers accounted for more than 10% of Ordinary Income of MHFG.

[Information about Impairment Losses on Tangible Fixed Assets by Reportable Segment]

For the six months ended September 30, 2015

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Impairment Losses on Tangible Fixed Assets	—	—	—	—	—	—	269	269	0	270	—	120	—	390

[Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment]

For the six months ended September 30, 2015

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Amortization of Goodwill during this interim period	—	—	—	—	—	—	—	—	364	364	—	—	—	364
Balance as of the end of this interim period	—	—	—	—	—	—	—	—	9,145	9,145	—	—	—	9,145

[Information about Gain on Negative Goodwill Incurred by Reportable Segment]

For the six months ended September 30, 2015

There is no applicable information.